Paul Hastings

Paul, Hastings, Janofsky & Walker
Gaikokuho Jimu Bengoshi Jimusho
34F Ark Mori Building, P.O. Box 577
12-32, Akasaka 1-chome, Minato-Ku, Tokyo 107-6034 Japan
telephone 03 3586 4711 facsimile 03 3586 4705 www.paulhastings.com

File No.: 82-34801

011-81-3-6229-6014
howardcheng@paulhastings.com

December 3, 2004

Office of International Corporate Finance
Attn: Mr. Paul M. Dudek
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549


04046584

Re: HOYA CORPORATION – Information Required Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

On behalf of HOYA CORPORATION, a corporation incorporated under the laws of Japan, we hereby furnish to the U.S. Securities and Exchange Commission the information set forth in Annex A attached hereto pursuant to Rule 12g3-2(b)(1)(iii) under the U.S. Securities Exchange Act of 1934, as amended.

In the event of any questions, please do not hesitate to contact the undersigned.

Kindly acknowledge your receipt of this letter and the disclosures transmitted herewith by stamping the enclosed receipt copy of this letter and returning the same to our awaiting messenger.

Very truly yours,





Howard Cheng
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc: Mr. Naoji Ito
HOYA CORPORATION

PaulHastings

ANNEX A

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE SEPTEMBER 21, 2004

JAPANESE LANGUAGE DOCUMENTS

1. Notification for Issuing Stock Options (New Share Subscription Rights) (Exhibit 1) (English translation attached).

File No.: 82-34801
November 25, 2004

To whom it may concern

HOYA CORPORATION
Hiroshi Suzuki, CEO
Stock Code: 7741

Notification for Issuing Stock Options (New Share Subscription Rights)

In a meeting of the Board of Directors on November 25, 2004, HOYA CORPORATION "the Company" decided to grant stock options to directors and employees of the company and its subsidiaries in order to raise volition to the improvement in business performance. The details are as follow.

1. The number of people to be granted stock options:
   Directors and employees of the company and its subsidiaries, a total of 110 people.

2. A total number of stock options to be issued:
   1,589 stock options (each stock option is equivalent to one hundred common shares)

3. Issuing price for stock options:
   Issued at no cost to the receiver

4. The number and type of shares to be issued for stock options:
   158,900 common shares

5. The issuing date:
   Monday, December 13, 2004

6. The amount to be paid at exercising stock options:
   10,850 Japanese Yen per share
   (The amount to be paid per share is equivalent to the closing share price at Tokyo stock market on the previous date of the board meeting (Wednesday, November 24, 2004) where the Company decided to grant stock options.)

7. The total amount of issuing price for stock options:
   1,724,065,000 Japanese Yen

8. The amount to be included in shareholders equity at exercising of stock options:
   5,425 Japanese Yen per share

9. The period to exercise stock options:
   From October 1, 2005 to September 30, 2009

(Notes)

(1) The date of the board meeting the proposal submitted for granting stock options at the 66th ordinary general shareholders meeting: April 21, 2004

(2) The date of the proposal approved at the 66th ordinary general shareholders meeting: June 18, 2004